Exhibit 99.(6)(e)(2)

FORM OF AMENDMENT TO SUBADVISORY AGREEMENT

FOR AST AB GLOBAL BOND PORTFOLIO OF

ADVANCED SERIES TRUST

PGIM Investments LLC (formerly, Prudential Investments LLC) (the “Manager”) and AllianceBernstein L.P. (the “Subadviser”) hereby agree to amend the Subadvisory Agreement, dated as of November 13, 2019, by and among the Manager and the Subadviser, pursuant to which the Subadviser has been retained to provide investment advisory services to the AST AB Global Bond Portfolio, as follows;

1.              Schedule A is hereby deleted and replaced with the attached Schedule A.

IN WITNESS HEREOF, PGIM Investments LLC and AllianceBernstein L.P. have duly executed this Amendment as of the effective date of this Amendment.

PGIM INVESTMENTS LLC

By:
Name:
Title:

ALLIANCEBERNSTEIN L.P.

By:
Name:
Title:

Effective Date as Revised: June 1, 2020

SCHEDULE A

Advanced Series Trust

AST AB Global Bond Portfolio

As compensation for services provided by AllianceBernstein L.P. (AB) for the AST AB Global Bond Portfolio (the Portfolio), PGIM Investments LLC will pay AB a subadvisory fee on the net assets managed by AB that is equal, on an annualized basis, to the following:

Portfolio Name	Subadvisory Fee for the Portfolio*
AST AB Global Bond Portfolio	0.20% of average daily net assets to $500 million; 0.15% of average daily net assets over $500 million

*  In the event AB invests Portfolio assets in other pooled investment vehicles it manages or subadvises, AB will waive its subadvisory fee for the Portfolio in an amount equal to the acquired fund fee paid to AB with respect to the Portfolio assets invested in such acquired fund. Notwithstanding the foregoing, the subadvisory fee waivers will not exceed 100% of the subadvisory fee.

Effective Date as Revised: June 1, 2020